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                              July 26, 2021

       Daniel Rice, IV
       Chief Executive Officer and Director
       Rice Acquisition Corp.
       102 East Main Street, Second Story
       Carnegie, PA 15106

                                                        Re: Rice Acquisition
Corp.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed July 2, 2021
                                                            File No. 001-39644

       Dear Mr. Rice, IV:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Proxy Statement filed July 2, 2021

       Proposal No. 1 - The Business Combination Proposal
       Background of the Business Combinations, page 108

   1. We note your response to comment 19, and we re-issue in part. Please disclose the date that you engaged
Archaea as your technical advisor. Please also discuss the nature of discussions with other
potential counterparties that you continued at least until January 23,
                                                        2021, such as if any
other offers were made or received. Among the 15 business
                                                        combination
opportunities contacted by you or that you initiated contact with, or the three companies that you held
preliminary discussions with or the one other counterparty that you held substantive
discussions with, please also disclose why you believe the Aria and
                                                        Archaea transactions to
be superior to such other transactions considered.
   2. We note your response to comment 20. Please disclose the representative(s) of Archea that contacted Aria in
August 2020, and disclose the member(s) of Archea that informed
 Daniel Rice, IV
FirstName  LastNameDaniel Rice, IV
Rice Acquisition Corp.
Comapany
July       NameRice Acquisition Corp.
     26, 2021
July 26,
Page  2 2021 Page 2
FirstName LastName
         Rice Investment Group (Rice) thereafter, and the person(s) from Rice that were informed, about the discussions between Aria and Archea. Please also disclose the member(s) of
         Archea and Rice that held a virtual meeting with Aria on October 7, 2020. As part of this, we re-issue in part our prior comment to discuss when Messrs. Rice and Derham first were involved in discussions about Aria.

         You also disclose that during these discussion, Aria indicated that RAC would not be tenable from a transaction perspective given that Rice represented private capital that could consummate a transaction expeditiously. As we note that no such agreement appears reached between Aria, Archea and Rice prior to the RAC IPO on October 21,
         2020, please discuss how such negotiations ended and why no deal was reached.
3. In response to comment 21, you revised to disclose that from and after the commencement
         of Moelis    engagement on December 2020, Moelis was provided access
to financial,
         operational, commercial and other diligence information regarding both Aria and Archaea.
         We note you thereafter disclose that on December 8, 2020 among other parties Moelis was given electronic access by Archaea to documentation that contained financial, operational, commercial and other diligence materials regarding Archaea, as well
access to Archaea   s
         virtual data room to commence due diligence. However, its does not appear until February
         2, 2021 that Moelis was granted access to what on page 112 you describe as Aria's virtual data room. Please disclose what information and when Moelis was provided financial, operational, commercial and other diligence information regarding Aria before February
         2, 2021. In this regard, we note that on January 12, 2020 the Special Committee appears to have directed Moelis to perform a preliminary separate financial analysis of Aria. Please clarify.
Legal Proceedings, page 178

4. Please revise to disclose the relief sought in connection with the legal proceeding in the Delaware Court of Chancery.
Executive Compensation
Summary Compensation Table, page 230

5. You disclose in footnote two to the summary compensation table that Mr. Stork has accrued a $100,000 per year salary since the founding of Archaea in November 2018, and that the accrued payroll shall be paid upon the completion of the Business Combinations.
         Please revise to include any amount of compensation deferred in fiscal 2020 in an appropriate column for the fiscal year in which earned. See Item 402(c) and Instruction 4 to the Instruction to Item 402(c) of Regulation S-K.
 Daniel Rice, IV
Rice Acquisition Corp.
July 26, 2021
Page 3
Archaea Energy LLC and Subsidiaries
Independent Auditor's Report, page F-130

6. We note your response to our comment 43. You state that Aria, and not Archaea or RAC, will be the predecessor of the Combined Company whose historical financial information will become the historical financial information of the Combined Company. Tell us whether you considered that Archaea may also be a predecessor of the Combined
      Company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-
3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel Rice, IV
                                                          Division of
Corporation Finance
Comapany NameRice Acquisition Corp.
                                                          Office of Energy &
Transportation
July 26, 2021 Page 3
cc:       Lanchi Huynh
FirstName LastName